EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
I-ON COMMUNICATIONS, CORP.
(Under Section 242 of the General Corporation Law)

It is hereby certified that:

1.          The name of the corporation is I-ON Communications Corp. (hereinafter referred to as the “Corporation”).

2.          The Certificate of Incorporation of the Corporation is hereby amended by striking out Article FIRST thereof and by substituting in lieu of said Article FIRST the following new Article FIRST:

“First: The name of the Corporation is:

I-ON DIGITAL CORP.”

3.          The amendment of the Corporation’s Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware.

Dated: March 21, 2019

I-ON COMMUNICATIONS CORP.

By:	/s/ Jae Cheol Oh
Name: Jae Cheol Oh
Title: Chief Executive Officer